U.S. Securities and Exchange Commission

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-07567				June 30, 2023
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement:

State Street Navigator Securities Lending Trust
4. Address of principal executive office: (number, street, city, state, zip code)

One Iron Street, Boston, MA 02210

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116	Tel: +1 617 266 2000 Fax: +1 617 266 5843 ey.com

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of

State Street Navigator Securities Lending Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that State Street Navigator Securities Lending Trust (the “Trust”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the “Act”) as of June 30, 2023. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management’s assertion about the Trust’s compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management’s assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management’s assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of June 30, 2023 and with respect to agreement of security purchases and sales, for the period from May 31, 2023 (the date of our last examination) through June 30, 2023:

•	Confirmation of all securities in book entry form held by the Depository Trust Company, Federal Reserve Bank and International Depositories, as applicable;

•	Review of the reconciliation procedures performed by the Custodian at a security level between the books and records of the Trust and the Custodian;

•

Review of the reconciliation procedures performed by the Custodian at an omnibus level between the Depository Trust Company, Federal Reserve Bank and International Depositories, as applicable, and the books and records of the Custodian; and

•	Agreement of one security purchase and one security sale, for each fund in the Trust, since our last report from the books and records of the Trust to Custodian bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with specified requirements.

Ernst & Young LLP 200 Clarendon Street Boston, MA 02116	Tel: +1 617 266 2000 Fax: +1 617 266 5843 ey.com

In our opinion, management’s assertion that State Street Navigator Securities Lending Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of June 30, 2023, with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of State Street Navigator Securities Lending Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 23, 2024

Management Statement Regarding Compliance with Certain Provisions of the

Investment Company Act of 1940

September 23, 2024

We, as members of management of State Street Navigator Securities Lending Trust (the “Trust”), are responsible for complying with the requirements of subsections (b) and (c) of rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (the “Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust’s compliance with the requirements of subsections (b) and (c) of rule 17f-2 as of June 30, 2023, and from May 31, 2023 through June 30, 2023.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of rule 17f-2 of the Act as of June 30, 2023, and from May 31, 2023 through June 30, 2023, with respect to securities reflected in the investment account of the Trust.

State Street Navigator Securities Lending Trust

By:

/s/ Bruce S. Rosenberg

Bruce S. Rosenberg

Treasurer